

April 6, 2009

Mr. Bassam Moubarak
Chief Financial Officer
Petaquilla Minerals Ltd.
Suite 410, 475 West Georgia Street,
Vancouver, British Columbia
Canada V6B 4M9

>   **Re: Petaquilla Minerals Ltd.**
>   **Form 20-F/A for the Transition Period Ended May 31, 2008**
>   **Filed November 26, 2008**
>   **Form 6-K Furnished November 28, 2008**
>   **Response letter dated March 13, 2009**
>   **File No. 000-26296**

Dear Mr. Moubarak:

    We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Transition Period Ended May 31, 2008

Form 20-F for the Transition Period Ended May 31, 2008

General

1.   We note that although you agreed to revise various disclosures in response to prior comments, you did not submit the specific revisions that you propose for some of your responses. Therefore, we may have further comment after this information is made available for review. Please submit a draft amendment to your Form 20-F, marked to show all revisions that you intend to make in response to prior comments and the additional comments included in this letter.

Financial Statements

2.   We have read the reasons you provided for changing your fiscal year end from January 31 to April 30, and from April 30 to May 31, in your letter dated February 26, 2009. We have consulted with our Division Chief Accountant's Office regarding your financial presentations, including the periods in excess of twelve months, and believe that an amendment to your filing will be necessary. We ask that you provide audited financial statements covering each of the following periods in an amendment to your Form 20-F:

- twelve month period ended January 31, 2007

- three month period ended April 30, 2007

- twelve month period ended April 30, 2008

- one month period ended May 31, 2008

In addition, please disclose the reasons for each change in fiscal year end in Note 1 to your financial statements and within the introductory section of your MD&A.

We also ask that you consult with the British Columbia Securities Commission and the Securities and Exchange Commission before undertaking any further changes in your fiscal year end. Please contact us by telephone if you require clarifications or further guidance.

Engineering Comments

Exploration - Results Obtained by Us or on Our Behalf, page 40

3.   We note your response to prior comment 19, regarding the cutoff grade calculation, and understand that you believe a grade of 0.50 g/t was reasonably economic. Please disclose the underlying assumptions which generated this cutoff value and remove all other resources estimates that are less than the 0.50 g/t.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476, Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3868 with any other questions.

Sincerely,

Karl Hiller
Branch Chief